File Reference 82-34868

Fisher & Paykel Appliances Holdings Limited

78 Springs Road, East Tamaki
P O Box 58546, Greenmount
Auckland, New Zealand

Telephone: +64-9-273 0600
Facsimile: +64-9-273 0609

www.fisherpaykel.com

17 July 2006

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Re: Fisher & Paykel Appliances Holdings Limited
File # 82-34868

The attached documents were lodged with the New Zealand Stock Exchange [NZX] and Australian Stock Exchanges [ASX] from 7 July 2006 to 14 July 2006.

Accordingly a copy of these document are furnished to satisfy the requirements of Rule 12g3-2(b); file reference # 82-34868. [Refer Appendix 1]

Yours faithfully

M D Richardson
Chief Financial Officer

dlw 7/21

Attachments:

1. NZX Notice of Issue of Securities dated 7 July 2006.
2. ASX Appendix 3B dated 7 July 2006.
3. NZX Ongoing Disclosure C J W Gianni dated 10 July 2006.
4. NZX Notice of Issue of Securities dated 10 July 2006.
5. ASX Appendix 3B dated 10 July 2006.
6. NZX Notice of Issue of Securities dated 11 July 2006.
7. ASX Appendix 3B dated 11 July 2006.
8. NZX Ongoing Disclosure A Cooke dated 11 July 2006.
9. NZX Notice of Issue of Securities dated 12 July 2006.
10. ASX Appendix 3B dated 12 July 2006.
11. NZX Ongoing Disclosure J Wardrop dated 13 July 2006.
12. NZX Notice of Issue of Securities dated 14 July 2006.
13. ASX Appendix 3B dated 14 July 2006.

File Reference 82-34868

Headline	Notice of Issue of Securities
Announcement text	Fisher & Paykel Appliances Holdings Limited

Stock Exchange Release NZX 7 July 2006

Notice of Issue of Securities

1. Class of Securities Issued : Ordinary Shares
2. Number of Securities Issued : 68,000
3. Principal Terms of the Securities : Issue of 68,000 Ordinary Shares following the exercise of 68,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.
4. Issue Price : 68,000 Shares @ NZ$2.525
5. Date of Issue : 7 July 2006
6. Number and Class of All Securities Quoted, Including This Issue : 278,124,176 Ordinary Shares
7. Number and Class of All Securities Not Quoted : 8,316,029 Options to Acquire Ordinary Shares

M D Richardson
Company Secretary

Embargo Until None

Description	Type	Size (kb)	Action
Notice of Issue of Securities	PDF file	12	

This announcement has no comments.

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Waiting for Release (1)

- Notice of Issue of Securities
  Status: *Waiting for review*
  Sent - 7 Jul 2006 at 03:39:45 PM

Last 5 Released Announcement(s)

- Ongoing Disclosure - C Douglas
  Released - 6 Jul 2006 at 10:54:10 AM
- Notice of Issue of Securities
  Released - 5 Jul 2006 at 04:12:12 PM
- Ongoing Disclosure - M Church
  Released - 5 Jul 2006 at 03:42:05 PM
- Notice of Issue of Securities
  Released - 4 Jul 2006 at 04:01:15 PM
- Ongoing Disclosure - M D Richardson
  Released - 3 Jul 2006 at 11:43:18 AM

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Logged in (1)

- *L Ross*

Fisher & Paykel Appliances Holdings Limited

Stock Exchange Release NZX 7 July 2006

Notice of Issue of Securities

1.	Class of Securities Issued	:	Ordinary Shares
2.	Number of Securities Issued	:	68,000
3.	Principal Terms of the Securities	:	Issue of 68,000 Ordinary Shares following the exercise of 68,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.
4.	Issue Price	:	68,000 Shares @ NZ$2.525
5.	Date of Issue	:	7 July 2006
6.	Number and Class of All Securities Quoted, Including This Issue	:	278,124,176 Ordinary Shares
7.	Number and Class of All Securities Not Quoted Options to Acquire Ordinary Shares	:	8,316,029

M D Richardson
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Fisher & Paykel Appliances Holdings Limited

ABN

098026263

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	68,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Issue of 68,000 Ordinary Shares following the exercise of 68,000 Options granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	68,000 Shares @ NZ$2.525 per Ordinary Share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Employee Share Option Scheme
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 July 2006, inclusive

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	278,124,176	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	8,316,029	Ordinary Share Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 7 July 2006

Print name: M D Richardson

== == == == ==

+ See chapter 19 for defined terms.

File Reference 82-34868

View Announcement

Headline: Ongoing Disclosure - C J W Gianni

Announcement text:

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
Initial disclosure (complete Parts A, B, C, D, F and G of this notice).
☐Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Christian John Wade Gianni
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Vice President Engineering
5 Date of this disclosure notice 10 July 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Christian John Wade Gianni
7. Class and type of security3 (as required by regulation 6B or regulation 8) Options to Buy Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 31 January 2006
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 7 July 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Exercise of Options to Buy Ordinary Shares
14. Consideration8 (as required by regulation 10) Nil
15. Number of securities held prior, set out by class and type (as required by regulation 8) 280,002 Options to Buy Ordinary Shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 40,000 Options to Buy Ordinary Shares

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) 240,002 Options to Buy Ordinary Shares

G. Signature
C J W Gianni

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
Initial disclosure (complete Parts A, B, C, D, F and G of this notice).
☐Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Christian John Wade Gianni
2. Name of issuer Fisher & Paykel Appliances Holdings Limited

Being Worked On (0)

No announcements are being worked on.

Waiting for Release (0)

No announcements pending.

Last 5 Released Announcement(s)

- Ongoing Disclosure - C J W Gianni *Released - 10 Jul 2006 at 01:36:06 PM*
- Notice of Issue of Securities *Released - 7 Jul 2006 at 03:43:08 PM*
- Ongoing Disclosure - C Douglas *Released - 6 Jul 2006 at 10:54:10 AM*
- Notice of Issue of Securities *Released - 5 Jul 2006 at 04:12:12 PM*
- Ongoing Disclosure - M Church *Released - 5 Jul 2006 at 03:42:05 PM*

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3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Vice President Engineering
5 Date of this disclosure notice 10 July 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Christian John Wade Gianni
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 31 January 2006
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 7 July 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Acquisition of Ordinary Shares
14. Consideration8 (as required by regulation 10) $2.525 per share
15. Number of securities held prior, set out by class and type (as required by regulation 8) 82,624
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 40,000

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) 122,624 Ordinary Shares

G. Signature
C J W Gianni

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
Initial disclosure (complete Parts A, B, C, D, F and G of this notice).
☐Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Christian John Wade Gianni
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Vice President Engineering
5 Date of this disclosure notice 10 July 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Christian John Wade Gianni
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 31 January 2006
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 7 July 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Disposal of Ordinary Shares
14. Consideration8 (as required by regulation 10) $4.7414 per share
15. Number of securities held prior, set out by class and type (as required by regulation 8) 122,624

16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 40,000

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) 82,624 Ordinary Shares

G. Signature
C J W Gianni

Embargo Until None

Description	Type	Size (kb)	Action
Ongoing Disclosure Gianni	PDF file	41	

This announcement has no comments.

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Christian John Wade Gianni
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Vice President Engineering
5	Date of this disclosure notice	10 July 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Christian John Wade Gianni
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Options to Buy Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	31 January 2006
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	7 July 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One

13.	Nature or type of transaction[7] (as required by *regulation 11(1)(a))*	Exercise of Options to Buy Ordinary Shares
14.	Consideration[8] (as required by regulation 10)	Nil
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	280,002 Options to Buy Ordinary Shares
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	40,000 Options to Buy Ordinary Shares

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	240,002 Options to Buy Ordinary Shares

G. Signature

C J W Gianni

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Christian John Wade Gianni
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Vice President Engineering
5	Date of this disclosure notice	10 July 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Christian John Wade Gianni
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	31 January 2006
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	7 July 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Acquisition of Ordinary Shares
14.	Consideration[8] (as required by regulation 10)	$2.525 per share
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	82,624
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	40,000

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	122,624 Ordinary Shares

G. Signature



C J W Gianni

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Christian John Wade Gianni
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Vice President Engineering
5	Date of this disclosure notice	10 July 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Christian John Wade Gianni
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	31 January 2006
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	7 July 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Disposal of Ordinary Shares
14.	Consideration[8] (as required by regulation 10)	$4.7414 per share
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	122,624
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	40,000

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	82,624 Ordinary Shares

G. Signature

C J W Gianni

File Reference 82-34868

NZX Market Announcement Platform (MAP) NZX

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You are logged in as Linda Ross (Fisher & Paykel Appliances Holdings Limited - FPA)

View Announcement

Headline: Notice of Issue of Securities

Announcement text:

Fisher & Paykel Appliances Holdings Limited

Stock Exchange Release NZX 10 July 2006

Notice of Issue of Securities

1. Class of Securities Issued : Ordinary Shares

2. Number of Securities Issued : 40,000

3. Principal Terms of the Securities : Issue of 10,000 Ordinary Shares following the exercise of 10,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001.

Lapse of 60,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.

Issue of 30,000 Ordinary Shares following the exercise of 30,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.

Lapse of 420,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2004.

4. Issue Price : 10,000 Shares @ NZ$2.305
30,000 Shares @ NZ$2.525

5. Date of Issue : 10 July 2006

6. Number and Class of All Securities Quoted, Including This Issue : 278,164,176 Ordinary Shares

7. Number and Class of All Securities Not Quoted : 7,796,029 Options to Acquire Ordinary Shares

M D Richardson
Company Secretary

Embargo Until: None

Description	Type	Size (kb)	Action
Notice of Issue of Securities	PDF file	12	

This announcement has no comments.

Being Worked On (0)

No announcements are being worked on.

Waiting for Release (1)

- Notice of Issue of Securities
  Status: *Currently being worked on by Claire Misson*
  Sent - 10 Jul 2006 at 03:48:08 PM

Last 5 Released Announcement(s)

- Ongoing Disclosure - C J W Gianni
  Released - 10 Jul 2006 at 01:36:06 PM
- Notice of Issue of Securities
  Released - 7 Jul 2006 at 03:43:08 PM
- Ongoing Disclosure - C Douglas
  Released - 6 Jul 2006 at 10:54:10 AM
- Notice of Issue of Securities
  Released - 5 Jul 2006 at 04:12:12 PM
- Ongoing Disclosure - M Church
  Released - 5 Jul 2006 at 03:42:05 PM

Last 0 Rejected Announcement(s)

There aren't any rejected Announcements.

Logged in (1)

- *L Ross*

Fisher & Paykel Appliances Holdings Limited

Stock Exchange Release NZX 10 July 2006

Notice of Issue of Securities

1.	Class of Securities Issued	:	Ordinary Shares
2.	Number of Securities Issued	:	40,000
3.	Principal Terms of the Securities	:	Issue of 10,000 Ordinary Shares following the exercise of 10,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001. Lapse of 60,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002. Issue of 30,000 Ordinary Shares following the exercise of 30,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002. Lapse of 420,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2004.
4.	Issue Price	:	10,000 Shares @ NZ$2.305 30,000 Shares @ NZ$2.525
5.	Date of Issue	:	10 July 2006
6.	Number and Class of All Securities Quoted, Including This Issue	:	278,164,176 Ordinary Shares
7.	Number and Class of All Securities Not Quoted Options to Acquire Ordinary Shares	:	7,796,029

M D Richardson
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Fisher & Paykel Appliances Holdings Limited

ABN

098026263

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	40,000

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Issue of 10,000 Ordinary Shares following the exercise of 10,000 Options granted under the Fisher & Paykel Appliances Share Option Plan in November 2001. Lapse of 60,000 Options granted under the Fisher & Paykel Appliances Share Option Plan in August 2002. Issue of 30,000 Ordinary Shares following the exercise of 30,000 Options granted under the Fisher & Paykel Appliances Share Option Plan in August 2002. Lapse of 420,000 Options granted under the Fisher & Paykel Appliances Share Option Plan in August 2004.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	10,000 Shares @ NZ$2.305 per Ordinary Share 30,000 Shares @ NZ$2.525 per Ordinary Share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Employee Share Option Scheme
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10 July 2006, inclusive

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
278,164,176	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,796,029	Ordinary Share Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 10 July 2006

Print name: M D Richardson

== == == == ==

View Announcement

Headline	Notice of Issue of Securities
Announcement text	Fisher & Paykel Appliances Holdings Limited Stock Exchange Release: NZX 11 July 2006 Notice of Issue of Securities 1. Class of Securities Issued : Ordinary Shares 2. Number of Securities Issued : 40,000 3. Principal Terms of the Securities : Issue of 20,000 Ordinary Shares following the exercise of 20,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001. Issue of 20,000 Ordinary Shares following the exercise of 20,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002. 4. Issue Price : 20,000 Shares @ NZ$2.305 20,000 Shares @ NZ$2.525 5. Date of Issue : 11 July 2006 6. Number and Class of All Securities Quoted, Including This Issue : 278,204,176 Ordinary Shares 7. Number and Class of All Securities Not Quoted : 7,756,029 Options to Acquire Ordinary Shares M D Richardson Company Secretary
Embargo Until	None

Description	Type	Size (kb)	Action
Notice of Issue of Securities	PDF file	12	

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- *L Ross*

Fisher & Paykel Appliances Holdings Limited

Stock Exchange Release: NZX 11 July 2006

Notice of Issue of Securities

1.	Class of Securities Issued	:	Ordinary Shares
2.	Number of Securities Issued	:	40,000
3.	Principal Terms of the Securities	:	Issue of 20,000 Ordinary Shares following the exercise of 20,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001. Issue of 20,000 Ordinary Shares following the exercise of 20,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.
4.	Issue Price	:	20,000 Shares @ NZ$2.305 20,000 Shares @ NZ$2.525
5.	Date of Issue	:	11 July 2006
6.	Number and Class of All Securities Quoted, Including This Issue	:	278,204,176 Ordinary Shares
7.	Number and Class of All Securities Not Quoted Options to Acquire Ordinary Shares	:	7,756,029

M D Richardson
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Fisher & Paykel Appliances Holdings Limited

ABN

098026263

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	40,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Issue of 20,000 Ordinary Shares following the exercise of 20,000 Options granted under the Fisher & Paykel Appliances Share Option Plan in November 2001. Issue of 20,000 Ordinary Shares following the exercise of 20,000 Options granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	20,000 Shares @ NZ$2.305 per Ordinary Share 20,000 Shares @ NZ$2.525 per Ordinary Share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Employee Share Option Scheme
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 July 2006, inclusive

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	278,204,176	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,756,029	Ordinary Share Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 11 July 2006

Print name: M D Richardson

== == == == ==

+ See chapter 19 for defined terms.

File Reference 82-34868

View Announcement

Headline: Ongoing Disclosure - A Cooke

Announcement text:

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
Initial disclosure (complete Parts A, B, C, D, F and G of this notice). Ö
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Andrew Peter Cooke
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Vice President Information Technology
5 Date of this disclosure notice 11 July 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Andrew Peter Cooke
7. Class and type of security3 (as required by regulation 6B or regulation 8) Options to Buy Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 20 December 2005
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 10 July 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Exercise of Options to Buy Ordinary Shares
14. Consideration8 (as required by regulation 10) Nil
15. Number of securities held prior, set out by class and type (as required by regulation 8) 270,000 Options to Buy Ordinary Shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 40,000

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) 230,000 Options to Buy Ordinary Shares

G. Signature
A P Cooke

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
Initial disclosure (complete Parts A, B, C, D, F and G of this notice). Ö
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Andrew Peter Cooke
2. Name of issuer Fisher & Paykel Appliances Holdings Limited

3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Vice President Information Technology
5 Date of this disclosure notice 11 July 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Andrew Peter Cooke
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 20 December 2005
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 10 July 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Acquisition of Ordinary Shares
14. Consideration8 (as required by regulation 10) 10,000 @ $2.305 per30,000 @ $2.525 per
15. Number of securities held prior, set out by class and type (as required by regulation 8) 36,982 Ordinary Shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 40,000

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) Beneficial: 76,982 Ordinary Shares

G. Signature
A P Cooke

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
Initial disclosure (complete Parts A, B, C, D, F and G of this notice). Ö
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Andrew Peter Cooke
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Vice President Information Technology
5 Date of this disclosure notice 11 July 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Andrew Peter Cooke
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 20 December 2005
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 10 July 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Disposal of Ordinary Shares
14. Consideration8 (as required by regulation 10) $4.8089 per share
15. Number of securities held prior, set out by class and type (as required by regulation 8) 76,982 Ordinary Shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 40,000

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) Beneficial: 36,982 Ordinary Shares

G. Signature
A P Cooke

Embargo Until None

Description	Type	Size (kb)	Action
Ongoing Disclosure Cooke	PDF file	41	

This announcement has no comments.

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Andrew Peter Cooke
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Vice President Information Technology
5	Date of this disclosure notice	11 July 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Andrew Peter Cooke
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Options to Buy Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	20 December 2005
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	10 July 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Exercise of Options to Buy Ordinary Shares
14.	Consideration[8] (as required by regulation 10)	Nil
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	270,000 Options to Buy Ordinary Shares
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	40,000

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	230,000 Options to Buy Ordinary Shares

G. Signature

A P Cooke

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Andrew Peter Cooke
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Vice President Information Technology
5	Date of this disclosure notice	11 July 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Andrew Peter Cooke
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	20 December 2005
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	10 July 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Acquisition of Ordinary Shares
14.	Consideration[8] (as required by regulation 10)	10,000 @ $2.305 per 30,000 @ $2.525 per
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	36,982 Ordinary Shares
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	40,000

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Beneficial: 76,982 Ordinary Shares

G. Signature

A P Cooke

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

	Initial disclosure (complete Parts A, B, C, D, F and G of this notice).	√	Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Andrew Peter Cooke
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Vice President Information Technology
5	Date of this disclosure notice	11 July 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Andrew Peter Cooke
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	20 December 2005
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	10 July 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Disposal of Ordinary Shares
14.	Consideration[8] (as required by regulation 10)	$4.8089 per share
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	76,982 Ordinary Shares
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	40,000

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Beneficial: 36,982 Ordinary Shares

G. Signature

[signature]

A P Cooke

View Announcement

Headline	Notice of Issue of Securities
Announcement text	Fisher & Paykel Appliances Holdings Limited Stock Exchange Release NZX 12 July 2006 Notice of Issue of Securities 1. Class of Securities Issued : Ordinary Shares 2. Number of Securities Issued : 73,333 3. Principal Terms of the Securities : Issue of 73,333 Ordinary Shares following the exercise of 73,333 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002. 4. Issue Price : 73,333 Shares @ NZ$2.525 5. Date of Issue : 12 July 2006 6. Number and Class of All Securities Quoted, Including This Issue : 278,277,509 Ordinary Shares 7. Number and Class of All Securities Not Quoted : 7,682,696 Options to Acquire Ordinary Shares M D Richardson Company Secretary
Embargo Until	None

Description	Type	Size (kb)	Action
Notice of Issue of Securities	PDF file	12	

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- *L Ross*

Fisher & Paykel Appliances Holdings Limited

Stock Exchange Release NZX 12 July 2006

Notice of Issue of Securities

1.	Class of Securities Issued	:	Ordinary Shares
2.	Number of Securities Issued	:	73,333
3.	Principal Terms of the Securities	:	Issue of 73,333 Ordinary Shares following the exercise of 73,333 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.
4.	Issue Price	:	73,333 Shares @ NZ$2.525
5.	Date of Issue	:	12 July 2006
6.	Number and Class of All Securities Quoted, Including This Issue	:	278,277,509 Ordinary Shares
7.	Number and Class of All Securities Not Quoted Options to Acquire Ordinary Shares	:	7,682,696

M D Richardson
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Fisher & Paykel Appliances Holdings Limited

ABN

098026263

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	73,333
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Issue of 73,333 Ordinary Shares following the exercise of 73,333 Options granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	73,333 Shares @ NZ$2.525 per Ordinary Share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Employee Share Option Scheme
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 July 2006, inclusive

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	278,277,509	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,682,696	Ordinary Share Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 12 July 2006

Print name: M D Richardson

== == == == ==

+ See chapter 19 for defined terms.

View Announcement

Announcement

Headline: Ongoing Disclosure - J Wardrop

Announcement text:

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
Initial disclosure (complete Parts A, B, C, D, F and G of this notice).
☐Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name John William Wardrop
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Vice President Human Resources and Cost Management
5 Date of this disclosure notice 13 July 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) John William Wardrop
7. Class and type of security3 (as required by regulation 6B or regulation 8) Options to Buy Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 30 June 2006
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 12 July 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Exercise of Options to Buy Ordinary Shares
14. Consideration8 (as required by regulation 10) Nil
15. Number of securities held prior, set out by class and type (as required by regulation 8) 320,000 Options to Buy Ordinary Shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 80,000 Options to Buy Ordinary Shares

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) 240,000 Options to Buy Ordinary Shares

G. Signature
J W Wardrop

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
Initial disclosure (complete Parts A, B, C, D, F and G of this notice).
☐Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name John William Wardrop

2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Vice President Human Resources and Cost Management
5 Date of this disclosure notice 13 July 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) John William Wardrop
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 30 June 2006
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 12 July 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Acquisition of Ordinary Shares
14. Consideration8 (as required by regulation 10) $2.525 per share
15. Number of securities held prior, set out by class and type (as required by regulation 8) 51,256 Ordinary Shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 80,000 Ordinary Shares

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) Beneficial: 131,256 Ordinary Shares

G. Signature
J W Wardrop

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
Initial disclosure (complete Parts A, B, C, D, F and G of this notice).
☐Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name John William Wardrop
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Vice President Human Resources and Cost Management
5 Date of this disclosure notice 13 July 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) John William Wardrop
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 30 June 2006
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 12 July 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Disposal of Ordinary Shares
14. *Consideration8 (as required by regulation 10) $4.84126 per share*
15. Number of securities held prior, set out by class and type (as required by regulation 8) 131,256 Ordinary Shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 80,000

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) Beneficial: 51,256 Ordinary Shares

G. Signature
J W Wardrop

Embargo Until None

Attachments

Description	Type	Size (kb)	Action
Onging Disclosure Wardrop	PDF file	38	

Comments

This announcement has no comments.

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

	Initial disclosure (complete Parts A, B, C, D, F and G of this notice).	√	Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	John William Wardrop
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Vice President Human Resources and Cost Management
5	Date of this disclosure notice	13 July 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	John William Wardrop
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Options to Buy Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	30 June 2006
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	12 July 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Exercise of Options to Buy Ordinary Shares
14.	Consideration[8] (as required by regulation 10)	Nil
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	320,000 Options to Buy Ordinary Shares
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	80,000 Options to Buy Ordinary Shares

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	240,000 Options to Buy Ordinary Shares

G. Signature

J W Wardrop

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

	Initial disclosure (complete Parts A, B, C, D, F and G of this notice).	√	Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	John William Wardrop
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Vice President Human Resources and Cost Management
5	Date of this disclosure notice	13 July 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	John William Wardrop
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	30 June 2006
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	12 July 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Acquisition of Ordinary Shares
14.	Consideration[8] (as required by regulation 10)	$2.525 per share
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	51,256 Ordinary Shares
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	80,000 Ordinary Shares

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Beneficial: 131,256 Ordinary Shares

G. Signature

J W Wardrop

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice). √ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	John William Wardrop
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Vice President Human Resources and Cost Management
5	Date of this disclosure notice	13 July 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	John William Wardrop
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E. *Transaction (for ongoing disclosure)*

10.	Date of last disclosure[5] (as required by regulation 13)	30 June 2006
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	12 July 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Disposal of Ordinary Shares
14.	Consideration[8] (as required by regulation 10)	$4.84126 per share
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	131,256 Ordinary Shares
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	80,000

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Beneficial: 51,256 Ordinary Shares

G. Signature

J W Wardrop

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Headline	Notice of Issue of Securities
Announcement text	Fisher & Paykel Appliances Holdings Limited

STOCK EXCHANGE RELEASE: NZX; 14 July 2006

Notice of Issue of Securities

1. Class of Securities Issued : Ordinary Shares
2. Number of Securities Issued : 26,666
3. Principal Terms of the Securities : Issue of 26,666 Ordinary Shares following the exercise of 26,666 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.
4. Issue Price : 26,666 Shares @ NZ$2.525
5. Date of Issue : 14 July 2006
6. Number and Class of All Securities Quoted, Including This Issue : 278,304,175 Ordinary Shares
7. Number and Class of All Securities Not Quoted : 7,656,030 Options to Acquire Ordinary Shares

M D Richardson
Company Secretary

Embargo Until None

Description	Type	Size (kb)	Action
Notice of Issue of Securities	PDF file	12	

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Last 5 Released Announcement(s)

- Notice of Issue of Securities *Released - 14 Jul 2006 at 04:36:34 PM*
- Ongoing Disclosure - J Wardrop *Released - 13 Jul 2006 at 03:34:13 PM*
- Notice of Issue of Securities *Released - 12 Jul 2006 at 03:55:51 PM*
- Ongoing Disclosure - A Cooke *Released - 11 Jul 2006 at 02:45:34 PM*
- Notice of Issue of Securities *Released - 11 Jul 2006 at 02:33:28 PM*

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- *L Ross*

Fisher & Paykel Appliances Holdings Limited

STOCK EXCHANGE RELEASE: NZX; 14 July 2006

Notice of Issue of Securities

1.	Class of Securities Issued	:	Ordinary Shares
2.	Number of Securities Issued	:	26,666
3.	Principal Terms of the Securities	:	Issue of 26,666 Ordinary Shares following the exercise of 26,666 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.
4.	Issue Price	:	26,666 Shares @ NZ$2.525
5.	Date of Issue	:	14 July 2006
6.	Number and Class of All Securities Quoted, Including This Issue	:	278,304,175 Ordinary Shares
7.	Number and Class of All Securities Not Quoted Options to Acquire Ordinary Shares	:	7,656,030

M D Richardson
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Fisher & Paykel Appliances Holdings Limited

ABN

098026263

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	26,666
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Issue of 26,666 Ordinary Shares following the exercise of 26,666 Options granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	26,666 Shares @ NZ$2.525 per Ordinary Share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Employee Share Option Scheme
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 July 2006, inclusive

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	278,304,175	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,656,030	Ordinary Share Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 14 July 2006

Print name: M D Richardson

== == == == ==

+ See chapter 19 for defined terms.